FLEET BANK, NATIONAL ASSOCIATION                  THE CHASE MANHATTAN BANK
300 Broad Hollow Road                             7600 Jericho Turnpike
Melville, New York 11747                          Jericho, New York 11797


                                  March 5, 1999

Uniflex, Inc.
383 West John Street
Hicksville, New York 11802

Uniflex Acquisition Corp.
c/o RFE Investment Partners
36 Grove Street, 2nd Floor
New Canaan, Connecticut 06840

      Re:   $23,500,000 Senior Secured Credit Facilities

Gentlemen:

      You have advised us that, through a multistep transaction (the "Transaction"), (i) CMNY Capital, L.P., CMCO, Inc. and Robert Davidoff (the "Carl Marks Group"), (ii) Sterling/Carl Marks Capital, Inc. ("Sterling/Carl Marks"); (iii) Uniflex Acquisition Corp. ("Acquisition Corp."), a corporation owned by RFE VI SBIC, L.P. ("RFE") and (iv) Herbert Barry, Robert Semel, other senior management members and directors of Uniflex, Inc. (the "Management Group") will acquire Uniflex, Inc., a Delaware corporation (the "Borrower") pursuant to the terms and conditions of an Agreement and Plan of Merger and Recapitalization between Acquisition Corp. and Borrower ("Merger Agreement"). You have further advised us that the Transaction will be structured under the Merger Agreement as a merger and recapitalization ("Merger"), pursuant to which
(i) Acquisition Corp. will be merged with and into Borrower, with Borrower surviving as the surviving corporation of the Merger; (ii) the common stock of Acquisition Corp. owned by RFE will be converted into shares of common stock of Borrower; (iii) shares of common stock of Borrower owned by the Carl Marks Group, Sterling/Carl Marks and the Management Group aggregating 721,233 shares of Borrower common stock will be retained by the holders in connection with the Merger; (iv) all stockholders of the Borrower (other than holders of retained shares and dissenting shares) shall received $7.57 per share in cash as merger consideration in the Merger; and (v) all holders of options to purchase common stock of Borrower shall receive in the Merger cash per share representing the difference between $7.57 and the per share option exercise price. Upon consummation of the Merger, on a fully diluted basis, RFE will own approximately 41.7%, the Carl Marks Group and Sterling/Carl Marks Group 24.0%, and the Management Group approximately 20% of the outstanding shares of common stock of Borrower. It is intended that the Transaction be recorded as a recapitalization for financial reporting purposes. In order to finance the Transaction, (i) RFE and certain investors will contribute $5,250,000 in cash to Acquisition Corp. in exchange for one hundred (100%) percent of the common stock of Acquisition Corp., (ii) Sterling/Carl Marks shall purchase shares of common stock of the Borrower immediately prior to the Merger for a purchase price of $750,000, (iii) the Borrower will issue $7,000,000 of senior subordinated debentures (the "Senior Subordinated Debentures") and (iv) the Borrower will borrow an additional $20,200,000 under the terms and conditions set forth herein.

      The Chase Manhattan Bank ("Chase") and Fleet Bank, National Association ("Fleet") are pleased to advise you that attached is a Summary of Terms and Conditions dated the date hereof (the "Term Sheet") of the principal terms and conditions of the proposed commitments in the maximum aggregate principal amount of $23,500,000 (the "Senior Secured Credit Facilities") to be provided to the Borrower by Chase and Fleet (Fleet and Chase, each a "Lender" and, collectively, the "Lenders"). The Senior Secured Credit Facilities shall consist of (i) an $18,500,000 secured six year term loan (the "Term Loan") and (ii) a $5,000,000 secured three year revolving credit loan (the "Revolving Credit Facility"). Each Lender hereby commits to lend its commitment percentage of the Term Loan and the Revolving Credit Facility, in each case, subject to the terms, conditions described herein and in the Term Sheet. Each Lender's commitment percentage shall be fifty (50%) percent. It is a condition to each Lender's commitment hereunder that the portion of the Senior Secured Credit Facilities not being provided by such Lender shall be provided by the other Lender. In connection with the closing of the Senior Secured Credit Facilities, the existing mortgage loan (the "Mortgage Loan") extended by Chase to the Borrower secured by the real property and improvements located at 383 West John Street, Hicksville, New York shall be amended as set forth in the attached Term Sheet, which amendment shall include, among other items, an increase in the fixed interest rate thereof by ninety four (94) basis points.

      The proceeds of the Term Loan will be used to finance the payment to the shareholders of the Borrower entitled to receive cash for their shares at the effective time of the Merger in accordance with the Merger Agreement governing the Merger (the "Merger Payment"). The proceeds of loans under the Revolving Credit Facility shall be used by the Borrower (i) to finance up to $1,700,000 of the Merger Payment and (ii) for working capital purposes. It is agreed that Chase will act as the sole administrative agent (in such capacity, the "Administrative Agent") and Fleet shall act as the sole documentation agent (in such capacity, the "Documentation Agent") (the Documentation Agent and the Administrative Agent, each an "Agent" and, collectively, the "Agents") for the Senior Secured Credit Facilities.

      Please note, however, that the terms and conditions of this commitment and undertaking are not limited to those set forth in this letter. Those matters that are not covered or made clear herein or in the attached Term Sheet are subject to mutual agreement of the parties. The terms and conditions of this commitment and undertaking may be modified only in writing. In addition, this commitment and undertaking is subject to: (a) the preparation, execution and delivery of mutually acceptable loan documentation, including a credit agreement incorporating substantially the terms and conditions outlined herein and in the Term Sheet, (b) the satisfactory completion of each Lender's due diligence review of the business and affairs of the Borrower and its subsidiaries, (c) the absence of (i) a material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of the Borrower or any of its subsidiaries, since October 31, 1998 and (ii) any material adverse change in loan syndication or financial or capital market conditions generally from those currently in effect, (d) the accuracy and completeness of all representations that you make to us and all information that you furnish to us in connection with this commitment and undertaking and your compliance with the terms of this letter,
(f) no development or change occurring after the date hereof, and no information becoming known after the date hereof that (i) results in or could reasonably be expected to result in a material change in, or material deviation from, the information previously delivered by you or could reasonably be expected to be materially adverse to you or any of your subsidiaries or its subsidiaries or to the Agents or the Lenders, or to the legal tax, accounting or financial aspects of the Transaction, or (ii) has had or could reasonably be expected to have a material adverse effect in the business, condition (financial or otherwise), operations, performance, properties or prospects of the Borrower or any of its subsidiaries, and (g) the negotiation and delivery of definitive documentation on or before the date of the funding of the Senior Secured Credit Facilities. In addition, the structure and documentation relating to the Transaction, the organization and structure of the Borrower after giving effect to the Merger, the terms of the Subordinated Debentures, the equity contributions prior to the Merger, the rights of the shareholders of the Borrower after giving effect to the Merger, and the financial, accounting, and tax aspects of the Transactions shall be satisfactory to the Agents.

      As consideration for the Lenders' commitments hereunder and the agreement you agree to pay the Agents and the Lenders the fees set forth in the Term Sheet as allocated in the Term Sheet. Notwithstanding the foregoing or any provision of this letter or the Term Sheet, in the event the transactions contemplated hereby do not close, in the absence of fraud, misrepresentation, bad faith or willful misconduct on the part of the Borrower, all obligations of the Borrower to pay fees and expenses of the Lenders or to indemnify the Lenders shall be borne by Sterling/Carl Marks and RFE and the Borrower shall have no further obligation with respect thereto.

      You acknowledge that Chase and Fleet and their respective affiliates (the term "Chase" and "Fleet" being understood to refer hereinafter in this paragraph to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise. Neither Chase nor Fleet will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or Chase's or Fleet's other relationships with you in connection with the performance by Chase and Fleet of services for other companies, and neither Chase nor Fleet will furnish any such information to other companies. You acknowledge that neither Chase nor Fleet has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish you, confidential information obtained from other companies.

      You agree, jointly and severally, (a) to indemnify and hold harmless each of the Lenders, their respective affiliates and their respective officers, directors, employees, agents and advisors from and against any and all losses, claims, damages, liabilities and expenses arising out of or in connection with this letter agreement or the transactions contemplated hereby or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether of whether any of such indemnified parties is a party thereto, and to reimburse each of such indemnified parties upon demand for any reasonable legal or other reasonable expenses incurred in connection with investigating or defending any of the foregoing; provided, however, that the foregoing indemnity will not, as to any indemnified party, apply to losses, claims, damages, liabilities or expenses to the extent they have resulted from the willful misconduct or gross negligence of such indemnified party and (b) to promptly reimburse each Lender, and their respective affiliates from time to time on demand for all out-of-pocket expenses, (including, without limitation, the reasonable fees, disbursements and other charges of Farrell Fritz, P.C., counsel for the Agents and the Lenders) incurred in connection with the preparation of this letter and definitive documentation for the Senior Secured Credit Facilities and the other transactions contemplated hereby regardless of whether definitive documentation for the Senior Secured Credit Facilities is executed.

      If the Term Sheet and this letter correctly set forth your understanding of the terms we have discussed, please indicate your acceptance by signing in the space indicated and returning the original to us.

      Based upon your acceptance of this letter and Term Sheet, we shall authorize our attorneys to prepare the necessary documentation, the reasonable fees and expenses for which you agree to pay whether or not the transaction is completed.

      This offer is contingent upon (a) delivery to each Lender of your written acceptance of this letter by March 5, 1999; and (b) the execution of the appropriate final documentation no later than July 30, 1999.

      We appreciate this opportunity to work with you and look forward to the continued development of our relationship.

                                        Very truly yours,


FLEET BANK, NATIONAL ASSOCIATION        THE CHASE MANHATTAN BANK


By: /s/ David M. Saunders                   By: /s/ Stephen M. Zajac
        David M. Saunders                   Stephen M. Zajac
        Vice President                      Vice President


Accepted and Agreed this
5th day of March, 1999.


UNIFLEX, INC.


By: /s/ Robert K. Semel
Name:  Robert K. Semel
Title: President


UNIFLEX ACQUISITION CORP.


By: /s/ James A. Parsons
Name:  James A. Parsons
Title: President

With respect to their obligations under the fifth paragraph of this letter only:

STERLING/CARL MARKS CAPITAL, INC.


By: /s/ Harvey Granat
Name:  Harvey Granat
Title: President


RFE VI SBIC, L.P.


By:   RFE ASSOCIATES VI SBIC, LLC,
      Its General Partner
By:   RFE INVESTMENT PARTNERS VI, L.P.
      Its Sole Member
By:   RFE ASSOCIATES VI, LLC
      Its General Partner


By: /s/ James A. Parsons
Name: James A. Parsons
Title: Managing Member

                                  UNIFLEX, INC.

                         SUMMARY OF TERMS AND CONDITIONS

               Capitalized terms not defined herein shall have the
        respective meanings giving to such terms in the commitment letter to which this Summary of Terms and Conditions is attached

                                  March 5, 1999

Borrower:                    Uniflex, Inc. ("Borrower")

Guarantors:                  All now existing or hereafter created or acquired
                             subsidiaries of the Borrower. All guarantees shall be joint and several irrevocable, unconditional and of payment.

Administrative Agent:        The Chase Manhattan Bank ("Chase").

Documentation Agent:         Fleet Bank, National Association ("Fleet").

Lenders:                     Fleet and Chase.

Closing Date:                The date all appropriate documentation is executed
                             by all relevant parties to this transaction, but not later than July 30, 1999.

Senior Secured Credit
Facilities:

i. Revolving Credit          A $5,000,000 secured three year revolving credit
   Facility:                 facility (the "Revolving Credit Facility"). The
                             Revolving Credit Facility shall have a $500,000 sublimit for standby letters of credit ("Standby
                             Letters of Credit"), letters of credit, wherein the draft is drawn payable on sight or upon presentment
                             ("Sight Letters of Credit") and letters of credit wherein the draft is drawn payable a certain number of days after sight or presentation for acceptance
                             ("Time Letters of Credit") (Standby Letters of
                             Credit, Sight Letters of Credit and Time Letters of
                             Credit, collectively, "Letters of Credit"). The percentage of the Revolving Credit Facility which each Lender agrees to make available to the Borrower will be referred to herein as such Lender's "Commitment Percentage". Each Lender commits to finance $2,500,000 of the Revolving
                             Credit Facility.

ii. Term Loan:               An $18,500,000 secured six year term loan (the
                             "Term Loan"). Each Lender commits to finance
                             $9,250,000 of the Term Loan.

                             The Revolving Credit Facility and the Term Loan shall be cross- defaulted, cross-collateralized and cross-guaranteed.

iii. Letters of Credit:      Subject to the terms and conditions to be contained
                             in the Facility Documents, the Administrative Agent shall issue the Letters of Credit at any time prior to expiration of the Revolving Credit Facility with pro rata participation by each of the Lenders in accordance with their respective Commitment
                             Percentage. No Letter of Credit shall have an expiry date later than the third business day preceding the termination date of the Revolving
                             Credit Facility. Drawings under the Letters of
                             Credit shall be reimbursed by the Borrower (whether with its own funds or with proceeds of Revolving
                             Credit Loans) on the same business day; provided, however, Time Letters of Credit shall be reimbursed on the date of payment by the Administrative Agent of the related draft. To the extent that the Borrower does not so reimburse, the Lenders shall be irrevocably and unconditionally obligated to reimburse the Administrative Agent on a pro rata basis.

Purposes:                    The proceeds of the Senior Secured Credit
                             Facilities are to be used exclusively (i) with respect to the Term Loan, to partially finance the payment to the shareholders of the Borrower entitled to receive cash for their shares at the effective time of the Merger in accordance with the agreement governing the Merger (the "Merger
                             Payment"), (ii) with respect to the Revolving
                             Credit Facility (x) to finance up to $1,700,000 of the Merger Payment and (y) to finance the Borrower's and its domestic subsidiaries' working capital requirements, (iii) with respect to Sight
                             Letters of Credit and Time Letters of Credit, to provide the primary payment mechanism in connection with the purchase of any materials, goods or services by the Borrower or its subsidiaries in the ordinary course of business and (iv) with respect to Standby Letters of Credit for purposes in connection with and in the ordinary course of business of the Borrower and consistent with the historical purposes of Standby Letters of Credit issued on the account of the Borrower prior to the date hereof. In addition, the Borrower may use proceeds of the Revolving Credit Facility to finance up to $625,000 of capital expenditures during each fiscal year through its fiscal year ending January 31, 2003, and up to $700,000 of capital expenditures during each fiscal year thereafter.

Security:                    All obligations of the Borrower with respect to the
                             Senior Secured Credit Facilities shall be secured by a (i) first priority security interest in all assets of the Borrower and of all Guarantors, and
                             (ii) a pledge of all of the outstanding capital stock of the Borrower and each of its subsidiaries.
                             The Lenders shall perfect the lien of pledge of the outstanding capital stock of the Borrower by filing
                             UCC-1 financing statements and shall not take possession of such pledged shares. At the request of the Lenders, the share certificates for such pledged shares shall be marked with a legend acceptable to the Lenders indicating that the shares evidenced by such certificates are subject to the lien of a pledge agreement in favor of the Lenders. The Lenders shall perfect the lien of the pledge of the outstanding capital stock of the Borrower's subsidiaries by taking possession of the certificates evidencing such shares.

Expiration Date of           Three (3) years from the Closing Date (the
Revolving Credit Facility:   "Revolving Credit Expiration Date").

Term Loan Maturity           Six (6) years from the Closing Date (the "Term Loan
Date:                        Maturity Date").

Borrowings Under             The Lenders will lend to the Borrower such amounts
Revolving Credit Facility:   as the Borrower may request from time to time
                             (individually, a "Revolving Credit Loan" or collectively the "Revolving Credit Loans"), which amounts may be borrowed, repaid and reborrowed provided, however, that the aggregate amount of such Revolving Credit Loans outstanding at any one time shall not exceed the lesser of (i) $5,000,000 or, if the Commitments are reduced in accordance with the terms hereof, such lesser aggregate amount as is then in effect or (ii) the Borrowing Base (as defined below). Each Revolving Credit Loan shall be made by the Lenders pro rata, according to their respective Commitment Percentages, and shall be evidenced by a promissory note of the Borrower given to each Lender (a "Revolving Credit Note" or, collectively, the "Revolving Credit Notes") each of which shall mature on the Revolving Credit
                             Expiration Date, at which time the entire outstanding principal balance and all accrued and unpaid interest thereon shall be due and payable.

Borrowing Base:              Availability under the Revolving Credit Facility
                             shall be subject to a Borrowing Base limitation equal to the sum of 80% of the Borrower's and its domestic subsidiaries' Eligible Accounts Receivable plus 40% of the Borrower's and its domestic subsidiaries' Eligible Inventory. The definition of "Eligible Accounts Receivable" and "Eligible
                             Inventory" will be determined by the Agents upon their completion of their due diligence investigation of the Borrower; provided, however, in any event Eligible Accounts Receivable shall exclude (i) accounts receivable ninety (90) days or greater past due, (ii) foreign accounts receivable,
                             (iii) accounts receivable due from affiliates of the Borrower, and (iv) accounts receivable due from an account debtor if 50% or more of the accounts receivable due from such account debtor are not Eligible Accounts Receivable. The Lenders will reconsider the advance rates specified above based upon the results of collateral audits to be conducted at the Borrower's expense, but shall be under no obligation to change such advance rates.

Borrowing of Term Loan:      On the Closing Date, provided that all conditions
                             to lending have been satisfied, the Lenders will lend to the Borrower the Term Loan. The Term Loan shall be made by the Lenders pro rata, according to their respective Commitment Percentages and shall be evidenced by a promissory note of the Borrower given to each Lender (a "Term Note" or, collectively, the "Term Notes") each of which shall mature on the Term Loan Maturity Date.

Amortization:

i. Revolving Credit          Interest only with all principal due and payable
   Facility                  upon the Revolving Credit Expiration Date.

ii. Term Loan                The outstanding principal balance of the Term Loan
                             shall be repaid in twenty four (24) consecutive quarterly installments (payable on the last day of each fiscal quarter of the Borrower commencing with
                             (i) if the closing occurs on or before May 31, 1999, the fiscal quarter ending July 31, 1999 and
                             (ii) if the closing occurs on or after June 1, 1999, the fiscal quarter ending October 31, 1999).
                             The amount of each installment is set forth below:

                             Installment                      Principal Repaid
                             -----------                      ----------------
                             1-4                              $  400,000
                             5-8                              $  525,000
                             9-12                             $  675,000
                             13-16                            $  850,000
                             17-20                            $1,050,000
                             21-24                            $1,125,000

                             Amounts repaid in respect of the Term Loan may not be reborrowed.

Interest Rates:              Each Revolving Credit Loan and the Term Loan shall
                             bear interest (i) at a rate per annum equal to the Prime Rate Option (as defined below) (a "Alternate
                             Base Rate Loan") or (ii) at a rate per annum based upon the LIBOR Rate Option (as defined below) (a
                             "LIBOR Loan").

                             Alternate Base Rate Loans shall be made in the minimum principal amount of $250,000 and in increased integral multiples of $100,000 and shall be made upon same day notice to the Administrative Agent if the request for such Loan is made to the Administrative Agent before 11:00 a.m. on the date of borrowing. LIBOR Loans shall be made in the minimum principal amount of $1,000,000 and in increased integral multiples of $500,000 and shall be made upon three (3) business days' prior written notice to the Administrative Agent. The outstanding principal balance of any Loan may be converted from the Prime Rate Option to the LIBOR Rate Option, or vice versa provided that LIBOR Loans may only be converted on the last day of the Interest Period applicable thereto.

                                  (a) Alternate Base Rate Option. Alternate Base
                             Rate Loans shall bear interest at an annual rate equal at all times to the Alternate Base Rate as quoted by the Administrative Agent plus the Applicable Margin (as defined below). For purposes hereof, "Alternate Base Rate" shall mean, for any day, the higher of (a) the prime rate, the rate publicly announced by the Agent at its principal office from time to time as its prime rate and (b) the Federal Funds Effective Rate in effect from time to time plus one-half of one percent per annum.

                                  (b) LIBOR Rate Option. LIBOR Loans shall bear
                             interest, for selected Interest Periods (as described below), at an annual rate or rates equal to the Adjusted LIBOR Rate plus the Applicable Margin (as defined below). LIBOR Loans will be available for interest periods ("Interest Periods") of one, two, three, and six months. No Interest Period may extend beyond the Revolving Credit Termination Date, the Term Loan Maturity Date or the Mortgage Loan Maturity Date, as applicable. The Adjusted LIBOR Rate is the rate per annum (rounded upward, if necessary, to the nearest 1/32 of one percent) for deposits in U.S. dollars in the London interbank market having a maturity equal to the applicable Interest Period which appears on the Telerate Page 3750 as of 11:00 a.m. (London time) on the second business day before (and for value on) the commencement of such Interest Period, such rate to be adjusted for reserve requirements; provided, that if such rate does not appear on the Telerate System on any applicable interest determination date, such rate shall be the rate (rounded upwards as described above, if necessary) for deposits in U.S. dollars for a period substantially equal to the Interest Period on the Reuters Page "LIBO" (or such other page as may replace the LIBO Page on that service for the purpose of displaying such rates), as of 11:00 a.m. (London Time) on the second business day before the beginning of such Interest Period. If the Applicable Margin changes during an Interest Period for a LIBOR Loan, the interest rate on such LIBOR Loan shall change accordingly.

Applicable Margins:

i. Revolving Credit          The Applicable Margin shall be determined by the
   Loans and Term            Administrative Agent quarterly, within 10 days
   Loans                     after receipt by the Administrative Agent of the
                             Borrower's quarterly or annual financial statements, as applicable commencing with financial statements for the fiscal year ending January 31, 2000, together with the compliance certificate required therewith. Until the Administrative
                             Agent's receipt of the Borrower's January 2000 financial statements when due in accordance with the terms of the Credit Agreement, the Applicable
                             Margin shall be 75 basis points with respect to Alternate Base Rate Loans and 250 basis points with respect to Libor Loans. Thereafter, the Applicable
                             Margin shall be determined as follows:

                             (i) If the Borrower's Senior Debt to EBITDA Ratio (as defined below) as of the end of the immediately preceding fiscal quarter is greater than 3.25:1.00, the Applicable Margin shall be:

                                  (a) with respect to Alternate Base Rate Loans:
                             125 basis points; and

                                  (b) with respect to LIBOR Loans: 300 basis
                             points.

                             (ii) If the Borrower's Senior Debt to EBITDA Ratio as of the end of the immediately preceding fiscal quarter is less than or equal to 3.25:1:00 but greater than 2.75:1.00, the Applicable Margin shall be:

                                  (a) with respect to Alternate Base Rate Loans:
                             75 basis points; and

                                  (b) with respect to LIBOR Loans: 250 basis
                             points.

                             (iii) If the Borrower's Senior Debt to EBITDA Ratio as of the end of the immediately preceding fiscal quarter is less than or equal to 2.75:1:00 but greater than 2.25:1.00, the Applicable Margin shall be:

                                  (a) with respect to Alternate Base Rate Loans:
                             50 basis points; and

                                  (b) with respect to LIBOR Loans: 225 basis
                             points.

                             (iv) If the Borrower's Senior Debt to EBITDA Ratio as of the end of the immediately preceding fiscal quarter is less than or equal to 2.25:1.00 but greater than 1.75:1.00, the Applicable Margin shall be:

                                  (a) with respect to Alternate Base Rate Loans:
                             25 basis points; and

                                  (b) with respect to LIBOR Loans: 200 basis
                             points.

                             (v) If the Borrower's Senior Debt to EBITDA Ratio as of the end of the immediately preceding fiscal quarter is less than 1.75:1.00, the Applicable Margin shall be:

                                  (a) with respect to Alternate Base Rate Loans:
                             25 basis points; and

                                  (b) with respect to LIBOR Loans: 175 basis
                             points.

                             Once determined for a fiscal quarter, the Applicable Margin shall remain in effect until re-determined in accordance with this subparagraph. If the Borrower fails to submit its financial statements and required compliance certificate on the date they are due, the Applicable Margin will be those set forth in (i) above until the financial statements and required compliance certificate are submitted and the respective Applicable Margin is re-determined as set forth above. During the existence of a Default or an Event of Default, the Applicable Margin may be, as a result of changes in the Borrower's Senior Debt to EBITDA Ratio, adjusted upwards but not downwards.

                             The "Senior Debt to EBITDA Ratio" shall mean the ratio of (i) the Borrower's total liabilities for borrowed money (including capital leases) as of the date of determination, less Subordinated Debt to
                             (ii) the EBITDA. For purposes of this Summary of Terms and Conditions, "EBITDA" shall mean the sum, as of the date of determination, of the Borrower's
                             (a) net income, plus (b) interest expense, plus (c) taxes accrued and paid, plus (d) depreciation expense, plus (e) amortization of intangible assets, plus (f) "stay" bonuses to be paid to Herbert Barry or Robert K. Semel during the Borrower's fiscal year ending January 31, 2000 not to exceed $3,400,000 in the aggregate, in each case calculated on a rolling four quarter basis. For purposes of calculating "EBITDA," no effect will be given to a one time expense for "plates and engravings" in an amount equal to $514,000 to be incurred in the first quarter following the closing of the transactions contemplated hereby.

Commitment Fee:              The Borrower shall pay to the Administrative Agent,
                             for the pro rata distribution to the Lenders, from the Closing Date and for as long as the Revolving
                             Credit Facility remains in effect, on the last day of each calendar quarter, payable in arrears, a commitment fee computed at an annual rate equal to one-quarter of one percent (.25%) per annum
                             (computed on the basis of the actual number of days elapsed over a year of 360 days) on the average daily unused amount of the Revolving Credit
                             Facility.

Other Fees:                  The Borrower shall pay to the Agents for their own
                             account (i) a non- refundable annual Agents' Fee of $15,000 payable on the Closing Date and on each anniversary of the Closing Date during the term of the Senior Secured Credit Facilities, (ii) a non-refundable advisory fee equal to one (1%) percent of the sum of the Revolving Credit Facility plus the Term Loan (less $50,000 to be paid by Acquisition Corp. upon acceptance of the Commitment
                             Letter), which shall be paid on the Closing Date and (iii) a non-refundable mortgage modification and amendment fee in the amount of $20,000 payable on the Closing Date. Acquisition Corp. shall pay a non-refundable advisory fee of $50,000 which shall be payable upon execution of this Commitment
                             Letter. Each of the foregoing fees shall be paid one-half to Chase and one-half to Fleet.

                             The Borrower shall pay a commission on all issued and outstanding Standby Letters of Credit at a per annum rate equal to 2.00% (360 day basis). The Borrower shall pay a commission on all issued and outstanding Sight Letters of Credit and Time Letters of Credit equal to .25% of the amounts drawn under such Letters of Credit. Such commission shall be shared ratably among the Lenders and shall be payable quarterly in arrears in the case of Standby Letters of Credit and on the date of drawings with respect to Sight Letters of Credit and Time Letters of Credit. A fronting fee equal to .125% of the face amount of each Letter of Credit shall be payable on the issuance of such Letter of Credit to the Administrative Agent for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Administrative Agent for its own account.

Payments; Voluntary          (a) Payments. All principal payments shall be made
Prepayments;                 to the Administrative Agent, for pro rata
Commitment Reductions;       distribution to the Lenders.
and Mandatory
Prepayments:                 (b) Voluntary Prepayment. Alternate Base Rate Loans
                             may be repaid in whole or in part, at any time without penalty or premium. Such partial prepayments shall be in the minimum principal amount of $250,000 and in increased integral multiples of $100,000 in excess thereof. LIBOR
                             Loans may be prepaid, in whole but not in part, at any time provided the Borrower pays to the Administrative Agent, for distribution to the Lenders, any prepayment indemnity or break funding costs customarily charged by the Lenders in connection with such prepayments. Such prepayments shall be in the minimum principal amount of $1,000,000 and in increased integral multiples of $100,000 in excess thereof. Prepayments of the Term
                             Loan shall be applied to the remaining installments of principal of the Term Loan in inverse order of maturity. Notwithstanding the foregoing, the
                             Borrower shall not be permitted to voluntarily prepay the Term Loan, or any portion thereof, on or prior to January 31, 2001.

                             (c) Revolving Credit Commitment Reductions. The Borrower shall have the right upon three (3) business days prior written notice to the Administrative Agent and the Lenders to reduce commitments in minimum aggregate amounts of $1,000,000. Each such reductions shall be applied to the outstanding commitments of the Lenders, pro rata in accordance with their respective commitment proportions. The Revolving Credit Commitments once reduced may not be reinstated.

                             (d) Mandatory Prepayments:

                             (i) If at any time the aggregate outstanding principal balance of the Revolving Credit Loans exceeds the Borrowing Base as in effect at such time, the Borrower shall immediately prepay the Revolving Credit Loans to the extent necessary to cause compliance with the Borrowing Base. Any such prepayment shall be applied first to Alternate Base Rate Loans and then to LIBOR Loans.

                             (ii) Upon the payment in full of the Term Loan and the Revolving Credit Loans and the termination of the Revolving Credit Commitments, the Borrower shall immediately prepay the Mortgage Loan in full.

                             (iii) The Borrower shall prepay the outstanding amount of the Term Loan in an amount equal to fifty percent (50%) of Excess Cash Flow (to be defined in the Credit Agreement but giving effect to annual changes in working capital of the Borrower determined on an historical basis) for each fiscal year of the Borrower. Such prepayments shall be applied to the remaining installments of principal of the Term Loan in inverse order of maturity.

Interest Payments:           Interest shall be payable to the Administrative
                             Agent, for pro rata distribution to the Lenders. In the case of the Alternate Base Rate Loans, interest shall be payable monthly in arrears. In the case of the LIBOR Loans, interest shall be payable (i) in the case of Interest Periods of less than three months, at the end of the Interest Period, and (ii) in the case of Interest Periods of three months or greater, quarterly and at the end of the Interest
                             Period. Interest shall be calculated on the principal balance of the Loan outstanding from time to time and based upon the actual number of days elapsed divided by 360.

Default Rate:                Upon the occurrence and during the continuance of a
                             default or Event of Default, each Loan outstanding
                             (excluding any defaulted payment of principal or interest accruing interest in accordance with the immediately following paragraph) shall at the option of Lenders holding not less than 51% of the commitments under the Senior Secured Credit
                             Facilities bear interest at a rate equal to three percent (3%) above the rate otherwise in effect.

Default Interest:            At any time the Borrower is in default in the
                             payment of principal or interest or any other amount with respect to the Senior Secured Credit
                             Facilities, the Borrower shall on demand pay interest on such defaulted amount at a rate of 3% per annum above (a) the rate otherwise in effect or
                             (b) if no rate is in effect, the Prime Rate.

Conditions of Closing:       The usual for credit facilities of these types,
                             those specified below and others to be specified by the Lenders, including but not limited to borrowing certificates; borrowing base certificates; legal opinions; certified copies of corporate documentation; corporate resolutions; incumbency certificates; no default certificate; good standing certificates; satisfactory lien search results;
                             receipt of valid security interests as contemplated herein; due authorization and execution of the Facility Documents; accuracy of representations and warranties; absence of defaults; evidence of authority; government approvals; consents of all persons; compliance with applicable laws; evidence of adequate insurance; review of material loan or credit agreements, lease agreements and other material contracts; absence of material adverse change in business, assets, property, condition, financial or otherwise, or prospects; no pending or threatened material litigation; payment of fees and satisfaction of conditions precedent, all in form acceptable to the Lenders and their counsel.

                             In addition, the Lenders will require the following:

                             1. receipt and satisfactory review by the Lenders and their counsel of all documents executed in connection with the Transaction, including, without limitation, the merger agreement and the simultaneous closing of the Transaction;

                             2. receipt and satisfactory review by the Lenders and their counsel of employment contracts between the Borrower and Herb Barry and Robert Semel, which contracts shall have minimum terms of 3 years and shall otherwise be on terms satisfactory to the Lenders;

                             3. results satisfactory to the Lenders of a field examination of the accounts receivable and related books and records of the Borrower and the Guarantors, performed by the Lenders or their designated representatives, with all reasonable expenses of such field examination for the account of the Borrower and the Guarantors;

                             4. the execution by the Borrower of an amendment to the note and mortgage evidencing the Mortgage Loan with Chase and secured by the real property located at 383 West John Street, Hicksville, New York, (the "Premises"), which amendment shall (i) amend the events of default therein to include a cross- default to the Senior Secured Credit Facilities, (ii) conform financial covenants set forth therein to the financial covenants in the Senior Secured Credit Facilities and (iii) increase the interest rate with respect to the fixed rate by ninety-four (94) basis points. In addition, Fleet shall have executed a fifty (50%) percent risk participation in the Mortgage Loan with Chase in form and substance satisfactory to each Lender;

                             5. receipt and satisfactory review by the Lenders of a consolidated pro forma balance sheet (as of a date not later than fifteen days prior to the Closing Date) of the Borrower and its subsidiaries which is (a) based upon the financial statements of the Borrower as of the period ending October 31, 1998 or, if available, the fiscal year ending January 31, 1999, and (b) which fairly reflects the consummation of the Transaction, prepared in accordance with generally accepted accounting principles;

                             6. If the transactions contemplated hereby have not yet closed, receipt and satisfactory review by the Lenders within sixty (60) days following April 30, 1999, of consolidated financial statements of the Borrower and its subsidiaries as of such date and for the fiscal period then ended for the fiscal period then ended;

                             7. results satisfactory to the Lenders of all due diligence investigations of the business, management, financial condition and operations of the Borrower and the Guarantors;

                             8. receipt and satisfactory review by the Lenders of the most recent audited financial statements, including revised forecasts of balance sheets, income statements, cash flows and supporting schedule of the Borrower and the Guarantors, together with the most recent financial statements for each;

                             9. receipt and satisfactory review by the Lenders of revised projections (including balance sheets, income statements and statements of cash flows) for the Borrower and the Guarantors for a three year period commencing on the proposed closing date;

                             10. receipt and satisfactory review by the Lenders of the due diligence report prepared by Arthur Andersen & Co. with respect to the Borrower;

                             11. evidence satisfactory to the Lenders that (i) Acquisition Corp. has received additional contributions to its capital in an aggregate amount of not less than $5,250,000 in cash,
                                  (ii) the 322,000 shares of certain senior management, officers and directors of the Borrower and the 300,158 shares of the Carl Marks Group and its affiliates will not be entitled to receive any consideration in connection with the merger of Acquisition Corp. with and into the Borrower, (iii) the Borrower has issued additional shares of its common stock to Sterling/Carl Marks for an aggregate purchase price of $750,000, and (iv) the Borrower has received proceeds from the issuance of Senior Subordinated Debentures in an amount not less than $7,000,000. The Subordinated Debt shall contain subordination provisions, amortization, interest rates, and other covenants and terms satisfactory to the Lenders and their counsel. The covenants in the agreement governing the Subordinated Debt will not be more restrictive than the covenants in the Credit Agreement;

                             12. receipt and satisfactory review by the Lenders of a Phase I environmental audit of the Premises from Louis Berger & Associates, Inc., together with evidence that the Borrower has received all necessary municipal approvals to maintain the improvements upon the Premises;

                             13. The Administrative Agent and the Lenders shall have received a certificate signed by each of the President and Chief Financial Officer of the Borrower certifying the solvency of the Company and each of its subsidiaries after giving effect to the Transaction in form and substance satisfactory to the Administrative Agent and the Lenders;

                             14. Evidence that simultaneously with the making of the Senior Secured Credit Facilities, the Borrower shall affect interest rate, exchange agreements and/or other appropriate interest rate hedging transactions satisfactory to the Lenders for an amount not less than 75% of the principal amount of the Term Loan; and

                             15. such other documents or information as the Lenders may reasonably request.

Facility Documents:          The Term Loan and the Revolving Credit Loan will be
                             made pursuant to a credit agreement (the "Credit
                             Agreement") among the Borrower, the Administrative
                             Agent and the Lenders. The Credit Agreement, the
                             Term Notes and the Revolving Credit Notes and all other documents required in connection therewith
                             (the "Facility Documents") will be prepared or reviewed by counsel to the Agents and will be in form and content acceptable to the Agents, the Lenders and their counsel. The Facility Documents will contain certain covenants and conditions affecting the Borrower and the Guarantors, including, but without limitation, usual and customary representations and warranties, affirmative and negative covenants governing the operations of the Borrower and the Guarantors, provisions describing defaults and covenants requiring the reporting of certain financial information. Without limiting the foregoing, the Facility Documents will contain provisions and covenants described below.

Representations and          Those usual and customary for facilities of this
Warranties:                  size, type and purpose, including, but not limited
                             to, the Borrower's and Guarantor's due organization and good standing, the Borrower's and Guarantor's corporate organization, all documents having been duly authorized, no requirement for any further consents, no contravention of any other Borrower or Guarantor documents, all necessary approvals having been obtained, all loan documents being legal, valid and binding obligations, accuracy of financial statements, solvency, no adverse litigation, payment of all taxes, possession of all required licenses, permits, franchises, etc.,
                             Borrower and Guarantor not a party to any adverse agreements, Borrower and Guarantor not engaged in extending credit for purposes of carrying margin stock, Borrower and Guarantor in material compliance with all federal and state laws and regulations, ERISA compliance, environmental compliance, use of proceeds, Year 2000 Compliance and there being no material adverse change in the business, condition (financial or otherwise), operations, performance, properties, prospects of the Borrower or any Guarantor.

Affirmative Covenants:       Those usual and customary for credit facilities of
                             this size, type and purpose, including, but not limited to, compliance with laws, reporting of financial information, including, but without limitation, the financial reporting requirements set forth below, payment of taxes, maintenance of corporate existence, maintenance of properties and insurance, maintenance of books and records, visitation, compliance with all other agreements, compliance with ERISA, maintenance of all required licenses, permits, becoming Year 2000 complaint, etc. The financial reporting requirements of the Borrower will include, but not be limited to, the following:

                             (i) Annually, within one hundred twenty (120) days after the end of each fiscal year of the Borrower, submission of (A) consolidated fiscal year-end audited and unqualified financial statements of the Borrower and its subsidiaries which shall include balance sheets, income statements and statements of cash flows, each prepared by a nationally recognized accounting firm acceptable to the Administrative Agent and the Lenders, and (B) corresponding consolidating financial statements of the Borrower and its subsidiaries prepared by management of the Borrower, together with a compliance certificate, prepared by the Borrower's auditors, with calculations of the financial covenants;

                             (ii) Promptly, but in any event within sixty (60) days after the end of the second fiscal quarter of the Borrower, submission of the quarter end consolidated and consolidating financial statements of the Borrower and its subsidiaries which shall include balance sheets, income statements and statements of cash flow of the Borrower and its subsidiaries for the quarter and interim fiscal period then ended, with comparative figures for the same fiscal quarter and interim fiscal period for the prior fiscal year and cash flow information for the interim fiscal period then ended with figures for the comparable fiscal period for the prior fiscal year, prepared on a reviewed basis by Borrower's auditors;

                             (iii) Promptly, but in any event within sixty (60) days after the end of each of the first and third fiscal quarters of the Borrower, submission of management prepared quarter-end consolidated and consolidating financial statements of the Borrower and its subsidiaries, which shall include balance sheets, income statements and statements of cash flow of the Borrower for the quarter and interim fiscal period then ended, with comparative figures for the same fiscal quarter and interim fiscal period for the prior fiscal year and cash flow information for the interim fiscal period then ended with figures for the comparable interim fiscal period for the prior fiscal year, accompanied by a compliance certificate prepared by management of the Borrower with calculations of each financial covenant;

                             (iv) Promptly, but in any event within fifteen (15) days after the end of each calendar month and simultaneously with any request for a Revolving Credit Loan, a borrowing base certificate, as of the end of such period, in form satisfactory to the Administrative Agent;

                             (v) Promptly, but in any event within fifteen (15) days after the end of each fiscal quarter of the Borrower a detailed report of accounts receivable and accounts payable agings as of the end of such period for the Borrower and its domestic subsidiaries, in form and substance satisfactory to the Administrative Agent;

                             (vi) If applicable, copies of all annual or quarterly reports, proxy statements, reports on form 8-K and of all final registration statements filed by the Borrower with the Securities and Exchange Commission and, upon the request of any Lender, copies of any other reports filed by the Borrower with the Securities and Exchange Commission;

                             (vii) Promptly, upon the written request therefor, such other financial data or information as the Administrative Agent or any Lender may reasonably request;

                             (viii) Promptly, but in any event within fifteen
                             (15) days after the end of each calendar month a schedule of inventory of the Borrower and each domestic subsidiary certified by the Chief Financial Officer and current as of the last business day of the preceding month, which schedule shall contain a breakdown of such inventory by type, amount and warehouse and production facility location, appropriately completed, all in form satisfactory to the Lenders;

                             (ix) Simultaneously with the delivery of the fiscal year-end financial statements above, a copy of the management letter, if any, prepared by the Borrower's auditors.

                             (x) Promptly, but in any event within thirty (30) days after delivery of the fiscal year-end statements of the Borrower above, a three year projection of the financial condition and results of operation of the Borrower and its subsidiaries on a consolidated and consolidating basis for the next three succeeding fiscal years (which shall include a balance sheet, statement of income, retained earnings and cash flow for each such fiscal year).

Negative Covenants:          Those usual and customary for credit facilities of
                             this size, type and purpose, including, but not limited to, limitations on liens, limitations on additional indebtedness, limits on lease obligations, limitations on mergers, consolidations and acquisitions of stock or assets, limitations on sales of assets, limitations on investments, limitations on transactions with affiliates, limitations on prepayment of other outstanding debt, limitations on guarantees and other contingent obligations, limitations on dividends and limitations on capital expenditures, limitations on amendments or modifications of subordinated debt, etc.

Financial Covenants:         Senior Debt to EBITDA - Permit the ratio of Senior
                             Debt to EBITDA as of the end of any fiscal quarter during the period set forth below to be greater than the ratio set forth opposite such period below:

                             Period                                           Ratio
                             ------                                           -----
                             April 30, 2000 through January 30, 2001      3.40:1.00
                             January 31, 2001 through January 30, 2002    2.90:1.00
                             January 31, 2002 through January 30, 2003    2.70:1.00
                             January 31, 2003 through January 30, 2004    2.25:1.00
                             January 31, 2004 through January 30, 2005    1.75:1.00
                             January 31, 2005 and thereafter              1.50:1.00

                             Funded Debt to EBITDA - Permit the Funded Debt to EBITDA as of the end of any fiscal quarter during the period set forth below to be greater than the ratio set forth opposite such period below:

                             Period                                           Ratio
                             ------                                           -----
                             April 30, 2000 through January 30, 2001      4.90:1.00
                             January 31, 2001 through January 30, 2002    4.00:1.00
                             January 31, 2002 through January 30, 2003    3.40:1.00
                             January 31, 2003 through January 30, 2004    2.90:1.00
                             January 31, 2004 through January 30, 2005    2.50:1.00
                             January 31, 2005 and thereafter              2.25:1.00

                             Minimum Debt Service Coverage Ratio - Permit the Minimum Debt Service Coverage Ratio as of the end of any fiscal quarter during the period set forth below to be less than the ratio set forth opposite such period:

                             Period                                           Ratio
                             ------                                           -----
                             July 31, 2000 through January 30, 2001       1.25:1.00
                             January 31, 2001 and thereafter              1.20:1.00

                             Debt Service Coverage Ratio shall be defined as EBITDA less unfinanced capital expenditures, less dividends/distributions, less cash taxes accrued and paid divided by the required principal payments on long term debt plus interest made during the prior four quarters calculated on a rolling four quarter basis.

                             Minimum Working Capital Ratio - Permit the Minimum Working Capital Ratio at any time to be less than the ratio set forth below opposite the relevant period:

                             Period                                           Ratio
                             ------                                           -----
                             Closing through January 30, 2001             2.00:1.00
                             January 31, 2001 through January 30, 2002    2.00:1.00
                             January 31, 2002 through January 30, 2003    1.50:1.00
                             January 31, 2003 through January 30, 2004    1.50:1.00
                             January 31, 2004 and thereafter              1.25:1.00

                             Working Capital will be defined in accordance with generally accepted accounting principles, consistently applied provided that the aggregate outstanding principal amount of Revolving Credit Loans shall be deemed to constitute short term debt.

                             Capital Expenditures. Permit Capital Expenditures to exceed $1,250,000 in any fiscal year ending on or prior to January 31, 2003 or $1,400,000 in any fiscal year thereafter.

                             Net Worth. Permit Net Worth to be less than
                             ($8,750,000) at any time during the period from the Closing Date through January 31, 2000 and, with respect to each fiscal year thereafter, to be less than actual Net Worth as of the last day of the immediately preceding fiscal year plus $1,000,000.

                             Minimum EBITDA - Permit EBITDA (calculated with respect to each fiscal period set forth below) as of the end of any fiscal period to be less than the amount set forth opposite such fiscal period below:

                             Period                                            Amount
                             ------                                            ------
                             Nine month period ending October 31, 1999     $3,550,000

                             Twelve month period ending January 31, 2000   $5,300,000

                             Three month period ending April 30, 2000      $1,500,000

                             Minimum EBITDA to Interest Expense - Permit the ratio of EBITDA to interest expense, determined on a rolling four quarter basis, for any period to be less than the ratio set forth below opposite such period:

                             Period                                           Ratio
                             ------                                           -----
                             April 30, 2000 through January 30, 2001      2.80:1.00
                             January 31, 2001 through January 30, 2002    3.20:1.00
                             January 31, 2002 through January 30, 2003    3.60:1.00
                             January 31, 2003 through January 30, 2004    4.10:1.00
                             January 31, 2004 and thereafter              5.00:1.00

                             The financial covenants shall be calculated on a consolidated basis for the Borrower and its consolidated subsidiaries.

Events of Default:           Customary for credit facilities of this size, type
                             and purpose, including, without limitation, payment, misrepresentation, covenant, bankruptcy,
                             ERISA, judgments, change of control and cross defaults.

Funding and Yield            The Facility Documents shall contain provisions
Protections:                 relating to the interest rate option selection
                             funding and yield protection in favor of the Lenders, increased costs suffered by the Lenders and capital requirements imposed on the Lenders, all as are usual and customary for credit facilities of this type and size.


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Assignments and              Assignments must be pro rata and must be to
Participations:              Eligible Assignees (to be defined in the loan
                             documentation) and in each case, other than an assignment to a Lender or an assignment of the entirety of a Lender's interest in the Senior
                             Secured Credit Facility, in a minimum amount of $5,000,000. Each Lender may grant participations in its Loans and Commitments without the consent of the Agents or the Borrower.

Expenses:                    All fees and expenses of the Agents and the Lenders
                             related to this transaction (including, without limitation, all reasonable out-of- pocket fees and legal fees incurred by the Administrative Agent) and in connection with the enforcement of, and the protection of their rights under, the documentation for the Senior Secured Credit Facilities would be paid by the Borrower whether or not the transaction contemplated hereby is consummated. The transaction documentation will contain indemnification provisions for the benefit of the Administrative
                             Agent and the Lenders customary for transactions of this type.

Voting Rights:               Amendments and waivers with respect to the Facility
                             Documents shall require approval of Lenders holding not less than 51% percent of the commitments under the Senior Secured Credit Facilities except certain matters customary and usual for transactions of this type for which the approval of all Lenders shall be required.

Miscellaneous:               (a) Neither any Agent nor any Lender has engaged
                             any broker for the issuance of this Commitment or the making of the Senior Secured Credit Facilities.
                             Neither any Agent nor any Lender shall be required to pay any brokerage fees, commissions or other compensation arising from the issuance of this Commitment or the making of the Senior Secured
                             Credit Facilities, and the Borrower agrees to indemnify and hold harmless each Agent and each Lender against any and all such claims in connection therewith. The Borrower's obligation hereunder shall survive expiration of this Commitment or termination as a result of the closing of the Senior Secured Credit Facilities or otherwise.


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                             (b) The Agents' counsel is Farrell Fritz, P.C., EAB
                             Plaza, Uniondale, New York 11556, Telephone No. 516-227-0700. All instruments and documents required hereby evidencing the Senior Secured
                             Credit Facilities or the Notes or relating to the Borrower's capacity and authority to enter into the Senior Secured Credit Facilities and to execute the Facility Documents and such other documents, instruments, certificates, opinions, assurances, consents and approvals as the Agents or their counsel may reasonably request and all procedures connected with the Senior Secured Credit Facilities shall be subject to the approval, as to form and content, of the Agents and their counsel.

                             (c) The documentation for the Senior Secured Credit Facilities will be governed by laws of the State of New York, without giving effect to principles of conflicts of law.

                             (d) The Borrower and each Guarantor will consent to the jurisdiction of New York Federal Courts and New York State Courts in New York County, Nassau County and Suffolk County.

                             (e) The Borrower, each Guarantor, each Agent and each Lender will waive trial by jury.


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